Exhibit 12.1

DCP MIDSTREAM PARTNERS, LP

RATIO OF EARNINGS TO FIXED CHARGES

	YTD 6/30/2010	2009	2008	2007	2006	2005
Earnings as defined for fixed charges calculation

Add:

Pretax income (loss) from continuing operations before earnings from unconsolidated affiliates	37.6	(37.0)	124.3	(25.0)	58.4	76.4
Fixed charges	14.8	30.3	33.6	27.0	12.6	1.5

Amortization of capitalized interest	0.1	0.1	0.1	—	—	—

Distributed income of unconsolidated affiliates	14.5	18.6	18.2	23.5	16.4	11.2

Less:
Capitalized interest	—	(1.3)	(0.3)	(0.2)	(0.4)	—

Earnings as defined for fixed charges calculation	67.0	10.7	175.9	25.3	87.0	89.1

Fixed charges

Interest expensed, excluding amortization of deferred debt issuance cost	14.4	28.3	32.6	26.0	11.4	0.8
Capitalized interest	—	1.3	0.3	0.2	0.4	—

Estimate of interest within rental expense	0.3	0.5	0.5	0.6	0.7	0.7

Amortization of deferred debt issuance costs	0.1	0.2	0.2	0.2	0.1	—

Total fixed charges	14.8	30.3	33.6	27.0	12.6	1.5

Ratio of earnings to fixed charges	4.53x	0.35x (1)	5.24x	0.94x (2)	6.91x	59.37x

(1)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2009. Earnings available for fixed charges for the year ended December 31, 2009 were inadequate to cover total fixed charges and distributions to common unitholders. The deficient amount was $19.6 million.
(2)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2007. Earnings available for fixed charges for the year ended December 31, 2007 were inadequate to cover total fixed charges and distributions to common unitholders. The deficient amount was $1.7 million.